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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July 8, 2002

Andina Bottling Company, Inc.

(Translation of registrant's name into English)

Avenida Andres Bello 2687
Piso 20, Las Condes
Santiago
Chile

(Address of principal executive offices)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

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EMBOTELLADORA ANDINA S.A. (THE "COMPANY")
REPORT ON FORM 6-K

Attached is a free translation of the following documents recently filed by the Company with the Chilean Superintendency of Securities and Insurance:

(i) Notice of a correction of material event issued on July 8, 2002 on the availability of dividends to shareholders revising the date from July 16 to July 17, 2002;

(ii) Press release issued on July 3 announcing preliminary sales volume figures for the second quarter of 2002; and

(iii) Notice of a material event on July 1, 2002 pertaining to the reorganization of the production process in the Argentine territory.

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EMBOTELLADORA ANDINA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ J. Andres Olivos Bambach

J. Andres Olivos Bambach
Chief Financial Officer

Dated: July 8, 2002

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CORRECTION OF MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

Due to an involuntary typing error we hereby correct the Material Event presented on June 25, 2002 as follows:

INTERIM DIVIDEND NOS. 131 and 132

As authorized by the Regular Shareholders Meeting held April 16th of this year, the dividends will be available to shareholders beginning July 17, 2002, and not July 16, 2002 as was previously informed. Therefore, the Shareholders Registry for payment of this dividend, will close on July 11, 2002, and not on July 10, 2002.

Santiago, July 8, 2002

Pedro Pellegrini Ripamonti

Corporate Legal Manager

Embotelladora Andina S.A.

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FOR IMMEDIATE RELEASE

CONTACTS IN SANTIAGO, CHILE
EMBOTELLLADORA ANDINA S.A.
CONTACT IN NEW YORK, U.S.A.
I-ADVIZE CORPORATE COMMUNICATIONS

Andres Olivos, Chief Financial Officer
Sofia Chellew, Head of Investor Relations
(56-2) 338-0520
inv.rel@koandina.com

Maria Barona 212-406-3690
mbarona@i-advize.com

ANDINA ANNOUNCES PRELIMINARY SALES VOLUME FIGURES FOR THE SECOND QUARTER OF 2002

(Santiago, Chile, July 3, 2002) -- Embotelladora Andina S.A. ("Andina" or "the Company") (NYSE: AKO/A; AKO/B) announced today its preliminary total soft drink sales volumes expectations for the second quarter ended June 30, 2002. When compared to the same period of 2001, these experienced a 4% decline, on top of 10% growth experienced during the same period one year ago. Soft drink volumes are expected to increase approximately 2% in the Company's Chilean territory, and 3% in the Brazilian territory, while in the Argentine territory, they are expected to decline by approximately 26%.

These figures are approximations; the actual numbers will be released in the consolidated second quarter results during August 2002. Andina, based in Santiago, Chile, is one of the largest bottlers of Coca-Cola products in the region. It has produced and distributed soft drinks and juices in Chile for over 50 years, and expanded its presence to Brazil in 1994 and to Argentina in 1995 and 1996.

This release may contain forward-looking statements reflecting management's good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: economic and political conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with the relevant regulatory institutions.

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MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following Material Event is reported by Embotelladora Andina S.A. ("Andina") by virtue of the stipulations in Article 9 and subparagraphs 2 of Article 10 of Law 18,045, and the provisions in Section II, paragraph 1B of General Rule No. 30 of the Superintendency of Securities and Insurance:

Our Argentine branch office, Embotelladora de Atlantico S.A. ("EDASA"), has initiated a reorganization process in its productive area, which means that the production process will be centralized in the plant located in the province of Cordoba for increased operational efficiency. In this manner, the activities in the rest of the franchised territory in Argentina will be restructured in order to adapt productive, sales and distribution processes (activities in this last area will even experience an increase). This implies that the plants in Mendoza and Rosario will be converted into Distribution Centers.

Santiago, 1 de Julio de 2002

Pedro Pellegrini Ripamonti

Corporate Legal Manager

Embotelladora Andina S.A.